Confidential Treatment Requested by Ariba

Ariba, Inc.

807 11th Avenue

Sunnyvale, California 94089

United States

October 31, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:      Craig Wilson

Re:	Ariba, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2005

Filed December 7, 2005

Form 8-K Filed July 25, 2006

File No. 000-26299

Ladies and Gentlemen:

This letter responds to the comments set forth in the letter dated October 16, 2006 from Craig Wilson to Ariba, Inc. (“Ariba” or the “Company”). For your convenience, we have repeated and numbered the comments in Mr. Wilson’s letter.

Form 10-K for the Fiscal Year Ended September 30, 2005

Note 1 – Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 58

1.      Your response to prior comment number 2 indicates that target pricing is a method of allocating between revenue captions when VSOE does not exist for more than one element. Where there is a lack of VSOE of fair value among the arrangement elements, SOP 97-2 prohibits separation of the total arrangement fee for recognition purposes. Absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X for allocating the arrangement fee in the income statement based on target pricing, you should amend your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable because of the absence of VSOE for the undelivered PCS element. You should also include a footnote description to inform investors of the nature of the additional line item. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

Response to Comment 1:

The total amount of revenue recognized under SOP 97-2 for which target pricing was used to allocate between statement of operations captions when VSOE does not exist was *** for each

Confidential Treatment Requested by Ariba

of the fiscal years ended September 30, 2004, 2005 and 2006 at ***, respectively, or approximately ***%, respectively, of total revenue.* In addition, Ariba has recently moved to a software-as-a-service model. In the fiscal year ended September 30, 2006, license revenue was approximately 8% of total revenue, and Ariba expects that license revenue will continue to *** as a percentage of total revenue in fiscal year 2007.* Consistent with this change in business model and the 10% threshold contained in Rule 5-03 of Regulation S-X (“Rule 5-03”), the Company is planning to include license revenue as part of the “Services and other” revenue category in its statement of operations, effective with its Quarterly Report on Form 10-Q for the quarter ending December 31, 2006.

Due to the immateriality of the amount of revenue recognized under SOP 97-2 for which. target pricing was used to allocate between statement of operations captions when VSOE does not exist and the fact that it does not exceed the 10% threshold contained in Rule 5-03, Ariba proposes to make no changes in the current presentation in its Annual Report on Form 10-K for the fiscal year ended September 30, 2006 to be filed in December 2006. As discussed above, the license revenue category will no longer be included in subsequent Quarterly Reports on Form 10-Q.

Alternatively, if this approach is not acceptable to the Staff, Ariba would propose to prospectively revise its statements of operations presentation in its future Annual Reports on Form 10-K to reclassify revenue recognized under SOP 97-2 for bundled arrangements that are not separable because of the absence of VSOE. However, since the revenue associated with such bundled arrangements is less than 10% of total revenue in all periods, Ariba proposes to include such amounts in the category “Services and other” revenue. Ariba would also include a footnote description to describe the nature of the other amounts that are now included in “Services and other” revenue.

The other allocation methodologies the Company considered but rejected for income statement presentation purposes included using actual contract prices and amounts stated in Ariba’s current price list.

Form 8-K filed July 25, 2006

2.      We have reviewed your response concerning the non-GAAP operating statement columnar format. We continue to have the concerns previously expressed over how investors might view that information due to the format in which it’s been presented. Consequently, we believe it should be removed.

Response to Comment 2:

Prospectively, Ariba will no longer present the non-GAAP operating statement columnar format in the Company’s earnings releases that are attached as exhibits to Current Reports on Form 8-K filed with the SEC.

*	Confidential material redacted and filed separately with the Commission.

Confidential Treatment Requested by Ariba

Please direct any comments or questions regarding this filing to me at the above address or by telephone at (650) 390-1010.

Very truly yours,

ARIBA, INC.

By:	/s/ James W. Frankola
James W. Frankola
Executive Vice President and Chief Financial Officer

cc:	Mark Kronforst, Assistant Chief Accountant

Christine Davis, Staff Accountant

Wayne Kimber

David Middler

Lynette Horrell, Ernst & Young LLP

Brooks Stough, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP